SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

       FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the year ended December 31, 1997

[_] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

          For the transition period from ____________to ______________


                          COMMISSION FILE NUMBER 022318

                          A.P.S., INC. PARTNERSHIP PLAN
                            (Full title of the plan)


                             APS HOLDING CORPORATION
                     15710 JOHN F. KENNEDY BLVD., SUITE 700
                            HOUSTON, TEXAS 77032-2347
      (Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices)

                          A.P.S., INC. PARTNERSHIP PLAN

                                TABLE OF CONTENTS

                                                                                         PAGE
Report of Independent Accountants .....................................................    2

Financial Statements:

    Statement of Net Assets Available for Benefits With Fund Information
      as of December 31, 1997 .........................................................    3

    Statement of Net Assets Available for Benefits With Fund Information
      as of December 31, 1996 .........................................................    4

    Statement of Changes in Net Assets Available for Benefits With Fund
      Information for the year ended December 31, 1997 ................................    5

    Notes to Financial Statements .....................................................    6

Supplemental Schedules:

    Item 27a - Schedule of Assets Held for Investment Purposes at December 31, 1997 ...   14

    Item 27d - Schedule of Reportable Transactions for the year ended December 31, 1997   15

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Benefits Administration Committee of the A.P.S., Inc. Partnership Plan:

We have audited the accompanying statements of net assets available for benefits of the A.P.S., Inc. Partnership Plan (the "Plan") as of December 31, 1997 and 1996, and the related statement of changes in net assets available for benefits for the year ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules identified in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ COOPERS & LYBRAND L.L.P.

Houston, Texas
June 25, 1998

                          A.P.S., INC. PARTNERSHIP PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                              WITH FUND INFORMATION

                                DECEMBER 31, 1997

                                                       SUPPLEMENTAL FUND INFORMATION
                                         --------------------------------------------------------
                                                                       BERNSTEIN
                                          FIDELITY      BERNSTEIN     INTERMEDIATE   APS CLASS A
                                          MAGELLAN     GLOBAL VALUE     DURATION     COMMON STOCK
                                         -----------   ------------   ------------   ------------
Assets:
  Investments, at fair value .........   $12,992,579   $  7,672,004   $  2,698,292   $    232,090
  Short-term cash investments ........       141,208        215,918         73,997          7,572
  Loans to participants ..............          --             --             --             --

Receivables:
  Employee contributions .............        85,197         53,688         22,278         21,843
  Employer contributions, net ........        35,189         22,144          8,991          9,065
  Investment income ..................        10,941          6,821          6,660          1,421
  Loan repayments (distributions), net        73,579         43,397          8,599         10,341
                                         -----------   ------------   ------------   ------------
          Total assets ...............    13,338,693      8,013,972      2,818,817        282,332

Liabilities:
  Contributions refund payable .......          --             --             --             --

  Other, net .........................         5,285          3,348          1,223             48
                                         -----------   ------------   ------------   ------------
Net  assets available for benefits ...   $13,333,408   $  8,010,624   $  2,817,594   $    282,284
                                         ===========   ============   ============   ============

                                                     SUPPLEMENTAL FUND INFORMATION
                                         ----------------------------------------------------------
                                          SEI STABLE     PARTICIPANT    ADMINISTRATIVE
                                            ASSET          LOANS           ACCOUNT         TOTAL
                                         ------------    -----------    -------------   -----------
Assets:
  Investments, at fair value .........   $ 12,182,858    $      --      $        --     $35,777,823
  Short-term cash investments ........         51,672        146,607             --         636,974
  Loans to participants ..............           --        1,832,412             --       1,832,412

Receivables:
  Employee contributions .............         32,848           --               --         215,854
  Employer contributions, net ........           --             --               --          75,389
  Investment income ..................         69,599            721              251        96,414
  Loan repayments (distributions), net         28,213       (164,129)            --            --
                                         ------------    -----------    -------------   -----------
          Total assets ...............     12,365,190      1,815,611              251    38,634,866

Liabilities:
  Contributions refund payable .......           --             --               --            --
  Other, net .........................          5,084         (2,048)            --          12,940
                                         ------------    -----------    -------------   -----------
Net  assets available for benefits ...   $ 12,360,106    $ 1,817,659    $         251   $38,621,926
                                         ============    ===========    =============   ===========

    The accompanying notes are an integral part of the financial statements.

                          A.P.S., INC. PARTNERSHIP PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                              WITH FUND INFORMATION

                                DECEMBER 31, 1996

                                                       SUPPLEMENTAL FUND INFORMATION
                                         --------------------------------------------------------
                                                                       BERNSTEIN
                                           FIDELITY      BERNSTEIN    INTERMEDIATE   APS CLASS A
                                           MAGELLAN    GLOBAL VALUE     DURATION     COMMON STOCK
                                         -----------   ------------   ------------   ------------
Assets:
  Investments, at fair value .........   $10,412,083   $  6,042,522   $  2,629,811   $    637,608
  Short-term cash investments ........       629,613        387,573        170,176         66,252
  Loans to participants ..............          --             --             --             --

Receivables:
  Employee contributions .............        89,109         56,170         24,725         26,690
  Employer contributions, net ........        36,301         22,445         10,003         10,606
  Investment income ..................         6,180          4,247         17,646          1,123
  Loan repayments (distributions), net        16,429          9,761          4,757          2,934
                                         -----------   ------------   ------------   ------------

          Total assets ...............    11,189,715      6,522,718      2,857,118        745,213

Liabilities:
  Contributions refund payable .......        12,404          4,201          1,824          1,961
  Other, net .........................        39,753         22,692         10,177          2,604
                                         -----------   ------------   ------------   ------------
Net assets available for benefits ....   $11,137,558   $  6,495,825   $  2,845,117   $    740,648
                                         ===========   ============   ============   ============

                                                         SUPPLEMENTAL FUND INFORMATION
                                         ----------------------------------------------------------
                                         SEI STABLE      PARTICIPANT    ADMINISTRATIVE
                                            ASSET           LOANS          ACCOUNT        TOTAL
                                         ------------    -----------    -------------   -----------
Assets:
  Investments, at fair value .........   $ 13,723,031    $      --      $        --     $33,445,055
  Short-term cash investments ........        770,017         65,113          121,745     2,210,489
  Loans to participants ..............           --        1,762,738             --       1,762,738

Receivables:
  Employee contributions .............         58,629           --               --         255,323
  Employer contributions, net ........         (6,017)          --               --          73,338
  Investment income ..................         77,991            304            1,004       108,495
  Loan repayments (distributions), net         11,400        (45,281)            --            --
                                         ------------    -----------    -------------   -----------
          Total assets ...............     14,635,051      1,782,874          122,749    37,855,438

Liabilities:
  Contributions refund payable .......         10,865           --               --          31,255
  Other, net .........................         50,902          2,424              155       128,707
                                         ------------    -----------    -------------   -----------
Net assets available for benefits ....   $ 14,573,284    $ 1,780,450    $     122,594   $37,695,476
                                         ============    ===========    =============   ===========

    The accompanying notes are an integral part of the financial statements.

                          A.P.S., INC. PARTNERSHIP PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                              WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                   SUPPLEMENTAL FUND INFORMATION
                                                      ----------------------------------------------------------
                                                                                     BERNSTEIN
                                                       FIDELITY      BERNSTEIN      INTERMEDIATE    APS CLASS A
                                                       MAGELLAN     GLOBAL VALUE      DURATION      COMMON STOCK
                                                      -----------   ------------    ------------    ------------
Additions:
  Contributions:
    Employee ......................................   $ 1,270,897   $    819,393    $    330,155    $    338,962
    Employer ......................................       466,536        303,915         125,373         137,898
  Investment income:
    Interest  income - participant loans ..........          --             --              --              --
  Net appreciation (depreciation)
    in fair value of investments ..................     2,830,084      1,500,677         207,743        (787,076)
                                                      -----------   ------------    ------------    ------------
          Total additions .........................     4,567,517      2,623,985         663,271        (310,216)
                                                      -----------   ------------    ------------    ------------
Deductions:
  Distributions ...................................     2,110,958      1,332,424         709,681         113,814
  Administrative expense ..........................        86,028         51,342          19,252           2,974

  Transfers, net ..................................       174,681       (274,580)        (38,139)         31,360
                                                      -----------   ------------    ------------    ------------
          Total deductions ........................     2,371,667      1,109,186         690,794         148,148
                                                      -----------   ------------    ------------    ------------
Change in net assets available for benefits .......     2,195,850      1,514,799         (27,523)       (458,364)

Net assets available for benefits, beginning
  of year .........................................    11,137,558      6,495,825       2,845,117         740,648
                                                      -----------   ------------    ------------    ------------
Net assets available for benefits, end
  of year .........................................   $13,333,408   $  8,010,624    $  2,817,594    $    282,284
                                                      ===========   ============    ============    ============

                                                                     SUPPLEMENTAL FUND INFORMATION
                                                      ------------------------------------------------------------

                                                       SEI STABLE     PARTICIPANT    ADMINISTRATIVE
                                                         ASSET           LOANS          ACCOUNT           TOTAL
                                                      ------------    ------------   --------------    -----------
Additions:
  Contributions:
    Employee ......................................   $    773,507    $       --     $         --      $ 3,532,914
    Employer ......................................        156,131            --               --        1,189,853
  Investment income:
    Interest  income - participant loans ..........           --           137,317             --          137,317
  Net appreciation (depreciation)
    in fair value of investments ..................        819,143            --               --        4,570,571
                                                      ------------    ------------   --------------    -----------
          Total additions .........................      1,748,781         137,317             --        9,430,655
                                                      ------------    ------------   --------------    -----------
Deductions:
  Distributions ...................................      3,991,492            --               --        8,258,369
  Administrative expense ..........................         86,240            --               --          245,836

  Transfers, net ..................................       (115,773)        100,108          122,343           --
                                                      ------------    ------------   --------------    -----------
          Total deductions ........................      3,961,959         100,108          122,343      8,504,205
                                                      ------------    ------------   --------------    -----------
Change in net assets available for benefits .......     (2,213,178)         37,209         (122,343)       926,450

Net assets available for benefits, beginning
  of year .........................................     14,573,284       1,780,450          122,594     37,695,476
                                                      ------------    ------------   --------------    -----------
Net assets available for benefits, end
  of year .........................................   $ 12,360,106    $  1,817,659   $          251    $38,621,926
                                                      ============    ============   ==============    ===========

    The accompanying notes are an integral part of the financial statements.

                          A.P.S., INC. PARTNERSHIP PLAN

                          NOTES TO FINANCIAL STATEMENTS

1.  DESCRIPTION OF THE PLAN:

The A.P.S., Inc. Partnership Plan (the "Plan") is a defined contribution plan covering all full-time, non-union employees of A.P.S., Inc. and its subsidiaries ("APS") who have completed one year of service and attained the age of twenty-one. The Plan is subject to the provisions of section 401(a), 401(k) and 501(a) of the Internal Revenue Code of 1986, and of the Employee Retirement Income Security Act of 1974 ("ERISA"). A more complete description of the Plan's provisions can be found in the Plan document.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The financial statements of the Plan are prepared on an accrual basis in accordance with generally accepted accounting principles. The following is a summary of significant accounting policies:

CONTRIBUTIONS

Employees may contribute 2% to 15% of their annual compensation, which is matched 50% by APS up to 6% of the employees' contributions. Such matching contributions are allocated to each participant's account as of the end of each month. In accordance with limitations set by the Internal Revenue Code, participant contributions to the Plan could not exceed $9,500 for the years ended December 31, 1997 and 1996.

DISTRIBUTIONS

The account of a withdrawing participant is valued at an amount equal to its value as of the latest monthly valuation date preceding actual distribution, plus any contributions made by the participant from the date of the last valuation to the date of the withdrawal. Participants or beneficiaries receive their benefits in a single lump-sum distribution. Participants are eligible for a distribution following termination of service, attainment of age 59 1/2 or for financial hardship. Unpaid distributions for withdrawn participants are not reported as liabilities but are included in net assets available for benefits.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contribution and allocations of APS's contributions and Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant account balances relative to all participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

INVESTMENTS

Investments are comprised of shares in two funds that are managed by Sanford C. Bernstein & Co., Inc. (the "Bernstein Funds"), shares in a fund managed by Fidelity Management & Research Company (the "Fidelity Fund"), units of participation in a fund holding primarily guaranteed investment contracts that is managed by SEI Trust Company and shares of APS Holding Corporation's Class A common stock, $.01 par value per

                          A.P.S., INC. PARTNERSHIP PLAN

                          NOTES TO FINANCIAL STATEMENTS

share ("APS Common Stock"). Shares in the Bernstein and Fidelity funds are valued based on the fair value of the related funds as determined by the quoted closing market price on the last trading day of the year. The units of participation in the SEI Stable Asset Fund are valued at the fair value of the fund's underlying net assets as determined by the quoted closing price for those securities for which market quotations are available or, with respect to other assets, fair value as determined in good faith by SEI Trust Company. The shares of APS Common Stock are valued based on the fair market value as determined by the quoted closing price per share. Shares and units are purchased and sold at their market value on the date of the transaction. Gain or loss on sales of shares and units are based on average cost. Dividend income is reported on the ex dividend date. Interest income is recorded as earned on the accrual basis.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of the mutual funds held by the Plan which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments. Additionally, the net increase (decrease) in fair value of mutual funds includes realized and unrealized gains or losses and dividends, interest and capital gain distributions reinvested.

The Plan invests its excess cash into short-term, interest bearing accounts managed by Chase Bank of Texas, formerly Texas Commerce Bank ("Chase" or the "Trustee"). Such cash investments, for which the Plan does not require collateral, totaled $636,974 and $2,210,489 at December 31, 1997 and 1996, respectively.

ADMINISTRATIVE EXPENSES

Trustee fees, administrative overhead and all other administrative costs are borne by the Plan.

MANAGEMENT'S ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements, the changes in net assets available for benefits during the reporting period and, when applicable, the disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

RISKS AND UNCERTAINTIES

The Plan provides for various investment options in mutual funds and cash equivalents. These types of investment securities are exposed to various risks, such as interest rate market and credit risks. Due to the level of risk associated with certain investment securities, including those held by the Plan, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits.

                          A.P.S., INC. PARTNERSHIP PLAN

                          NOTES TO FINANCIAL STATEMENTS

3.  PLAN PROVISIONS:

INVESTMENT OPTIONS

Participants may elect to have their own and APS matching contributions invested in one or more of the following funds:

                                                                                                NUMBER OF
                                                                                             PARTICIPANTS AT
                                                                                            DECEMBER 31, 1997
                                                                                            -----------------
SEI STABLE ASSET FUND ("SEI") - managed with the objective of providing preservation of principal, stable rate of return and liquidity by investing primarily in guaranteed investment contracts from insurance companies ("GICs").
SEI, managed in accordance with strict credit quality and diversification guidelines, received AAA (superior quality) credit interest ratings from major rating agencies at December 31, 1997 and December 31, 1996. As a result of SEI's concentration in GICs, this fund may be subject to greater risk than a fund that does not concentrate in the insurance industry. In addition to maintaining investments in GICs, SEI held investments in repurchase agreements for which securities pledged as collateral were held by a third party custodian bank until maturity of the repurchase agreements. SEI requires the Plan to submit a written
notice twelve months prior to the withdrawal of all the Plan's assets.                                  1,611

BERNSTEIN INTERMEDIATE DURATION FUND - managed with the objective of seeking returns consistent with a prudent level of risk by investing in a wide variety of fixed income securities such as U.S. Treasury securities, mortgaged-related
securities, agencies and corporate bonds of high average credit quality.                                  739

BERNSTEIN GLOBAL VALUE FUND - managed with the objective of seeking the highest investment return consistent with prudent risk through investment in an
internationally diversified portfolio of securities.                                                    1,217

FIDELITY MAGELLAN FUND - managed with the objective of seeking long-term capital appreciation by investing primarily in a diversified group of common stocks and securities convertible into common stock, issued by companies operating in the
U.S. and/or abroad as well as foreign companies.                                                        1,405

APS HOLDING CORPORATION CLASS A COMMON STOCK - invested in the Class A Common
Stock of APS Holding Corporation, the parent company of APS.                                              706

                          A.P.S., INC. PARTNERSHIP PLAN

                          NOTES TO FINANCIAL STATEMENTS

VESTING

A participant is 100% vested in the current market value of his or her contributions to the Plan. Each participant, or his or her beneficiary in the event of a participant's death, obtains fully-vested rights to his or her share of APS matching contributions upon five years of service with APS or upon his or her retirement, death or disability. Participants not fully vested receive rights to APS matching contributions as follows:

YEARS OF EMPLOYMENT                                VESTED PERCENTAGE
-------------------                                -----------------
Less than 3 .......................................           0%
3 but less than 4 .................................      33 1/3%
4 but less than 5 .................................      66 2/3%
5 or more .........................................         100%

On January 1, 1996, as a result of the acquisition of Parts, Inc. ("PI") by APS, the assets of the PI Plan were transferred into the APS Plan. Participants not vested in the PI Plan, prior to the transfer of assets into the APS Plan, have the right to receive PI matching contributions according to the following schedule of combined years of service with PI and APS:

YEARS OF EMPLOYMENT                                            VESTED PERCENTAGE
-------------------                                            -----------------
Less than 1 ..................................................           0%
1 but less than 2 ............................................          20%
2 but less than 3 ............................................          40%
3 but less than 4 ............................................          60%
4 but less than 5 ............................................          80%
5 or more ....................................................         100%

FORFEITURES

All APS and former PI employer contributions credited to the participant's account but not vested are forfeited by the participant upon withdrawal of the vested value of his or her account. Forfeitures of APS and former PI employer contributions credited to a participant's account are applied to reduce subsequent APS contributions. There are no forfeitures for partial withdrawals. The accompanying statement of changes in net assets available for benefits for the year ended December 31, 1997 includes forfeitures of $150,601.

PARTICIPANT LOANS

Participants may obtain loans from their vested account balance. Loans must be for a minimum of $1,000 and may not exceed the lesser of (i) $50,000 or (ii) 50% of the participant's vested account balance. Loans to be used for the purchase of a participant's primary residence may be for up to 30 years; loans for other purposes may be for up to 5 years. Interest rates on loans outstanding at December 31, 1997 range from 4.25% to 10.75%. Repayment is made by payroll deductions. The fair value of participant loans approximates their carrying amounts in the accompanying statements of net assets available for benefits

                          A.P.S., INC. PARTNERSHIP PLAN

                          NOTES TO FINANCIAL STATEMENTS

as of December 31, 1997 and 1996, respectively.

4.  INVESTMENTS:

The historical cost and fair value of the investments of the Plan are presented below. Investments representing five percent or more of the fair value of net assets available for benefits at December 31, 1997 and 1996 are designated by an asterisk (*).

                                                             1997                        1996
                                               ----------------------------   ----------------------------
                                               HISTORICAL COST   FAIR VALUE   HISTORICAL COST   FAIR VALUE
                                               ---------------   ----------   ---------------   ----------
FUND DESCRIPTION

FIDELITY MAGELLAN FUND:
Chase Short Term Money Market Group Fund ...           141,208      141,208           629,613      629,613
Fidelity Magellan Fund .....................         9,984,267   12,992,579 *       9,206,512   10,412,083 *

BERNSTEIN GLOBAL VALUE FUND:
Chase Short Term Money Market ..............           215,918      215,918           387,573      387,573
Bernstein International Value Portfolio ....         5,338,978    7,672,004 *       5,021,893    6,042,522 *

BERNSTEIN INTERMEDIATE DURATION FUND:
Chase Short Term Money Market ..............            73,997       73,997           170,176      170,176
Bernstein Intermediate Duration Portfolio ..         2,655,926    2,698,292 *       2,573,525    2,629,811 *

APS CLASS A COMMON STOCK FUND:
Chase Short Term Money Market ..............             7,572        7,572            66,252       66,252
APS Holding Corporation Class A Common Stock         1,256,140      232,090           902,164      637,608

SEI STABLE ASSET FUND:
Chase Short Term Money Market ..............            51,672       51,672           770,017      770,017
SEI Stable Asset Fund ......................        12,182,858   12,182,858 *      13,723,031   13,723,031 *

PARTICIPANT LOAN ACCOUNT:
Chase Short Term Money Market ..............           146,607      146,607            65,113       65,113
Loans to Participants ......................         1,832,412    1,832,412         1,762,738    1,762,738

ADMINISTRATIVE ACCOUNT:
Chase Short Term Money Market ..............              --           --             121,745      121,745

                           APS, INC. PARTNERSHIP PLAN

                          NOTES TO FINANCIAL STATEMENTS

5.  INCOME TAXES:

The Plan obtained its latest determination letter on November 7, 1996, in which the Internal Revenue Service stated that the Plan, as amended January 1, 1996, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan administrator and the Plan's tax counsel believe that the form of the Plan, as amended, substantially complies with the applicable qualification requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6.  TERMINATION PROVISION:

Although it has not expressed any intent to do so, APS has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a plan termination, participants will become 100% vested in their accounts. There is no priority of distribution upon termination.

7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                              DECEMBER 31,
                                                      ----------------------------
                                                          1997            1996
                                                      ------------    ------------
Net assets available for benefits per the financial
  statements ......................................   $ 38,621,926    $ 37,695,476
Amounts allocated to withdrawing participants .....     (1,203,552)       (946,557)
                                                      ------------    ------------
Net assets available for benefits per the Form 5500   $ 37,418,374    $ 36,748,919
                                                      ============    ============

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:
                                                             FOR THE YEAR ENDED
                                                              DECEMBER 31, 1997
                                                             ------------------
Benefits paid to participants per the financial statements ..    $ 8,258,369
Add: Amounts allocated to withdrawing participants at
  December 31, 1997 .........................................      1,203,552
Less: Amounts allocated to withdrawing participants at
  December 31, 1996 .........................................       (946,557)
                                                                 -----------
Benefits paid to participants per the Form 5500 .............    $ 8,515,364
                                                                 ===========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for participants who have withdrawn from the Plan prior to December 31 but have not yet received their account distribution.

                           APS, INC. PARTNERSHIP PLAN

                          NOTES TO FINANCIAL STATEMENTS

8.  SUBSEQUENT EVENTS:

On February 2, 1998, APS Holding Corporation, its subsidiary APS and each of the principal subsidiaries of APS filed petitions for reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. Each of such corporations is presently operating its business as a debtor in possession in such proceedings.

On April 1, 1998, the Plan was amended to disallow participants to contribute funds into the APS Class A Common Stock Fund as APS Common Stock was delisted from the NASDAQ on that date.

At June 25, 1998, the market value of the APS Class A Common Stock held by the Plan at December 31, 1997 approximates $63,825.

                             SUPPLEMENTAL SCHEDULES

                          A.P.S., INC. PARTNERSHIP PLAN

           ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1997

                                                                   EFFECTIVE
                                                     NUMBER OF     INTEREST                    CURRENT
                                                 SHARES OR UNITS     RATE          COST         VALUE
                                                 ---------------   ---------    -----------   -----------
FIDELITY MAGELLAN FUND
  Chase Short Term Money Market Group Fund ...           141,208        5.81%   $   141,208   $   141,208
  Fidelity Magellan Fund .....................           136,376         N/A      9,984,267    12,992,579

BERNSTEIN GLOBAL VALUE FUND
  Chase Short Term Money Market Group Fund ...           215,918        5.81%       215,918       215,918
  Bernstein International Value Portfolio ....           476,522         N/A      5,338,978     7,672,004

BERNSTEIN INTERMEDIATE DURATION FUND
  Chase Short Term Money Market Group Fund ...            73,997        5.81%        73,997        73,997
  Bernstein Intermediate Duration Fund .......           204,107         N/A      2,655,926     2,698,292

APS CLASS A COMMON STOCK FUND
  Chase Short Term Money Market Group Fund ...             7,572        5.81%         7,572         7,572
  APS Holding Corporation Class A Common Stock            92,836         N/A      1,256,140       232,090

SEI STABLE ASSET FUND
  Chase Short Term Money Market Group Fund ...            51,672        5.81%        51,672        51,672
  SEI Stable Asset Fund ......................        12,182,858         N/A     12,182,858    12,182,858

PARTICIPANT LOAN ACCOUNT
  Chase Short Term Money Market Group Fund ...           146,607        5.81%       146,607       146,607
  Loans to participants ......................               N/A   4.25-10.75%         --       1,832,412

                          A.P.S., INC. PARTNERSHIP PLAN

                 ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                                            CURRENT VALUE
                                                    NUMBER OF     PURCHASE     SALES        OF ASSET ON       REALIZED
                                                  TRANSACTIONS   PRICE/COST    PRICE      TRANSACTION DATE   GAIN/(LOSS)
                                                  ------------   ----------   ---------   ----------------   ----------
         SERIES OF TRANSACTIONS

FIDELITY MAGELLAN FUND

Purchases of Chase Short Term Money Market
  Group Fund at various times during the year .             41    2,374,872         N/A          2,374,872        N/A

Sales of Chase Short Term Money Market Group
  Fund at various times during the year .......            109    2,863,277   2,863,277          2,863,277         --

BERNSTEIN GLOBAL VALUE FUND

Purchases of Chase Short Term Money Market
  Group fund at various times during the year .             44    1,939,834         N/A          1,939,834        N/A

Sales of Chase Short Term Money Market Group
  Fund a various times during the year ........             99    2,111,489   2,111,489          2,111,489         --

SEI STABLE ASSET FUND

Purchases of Chase Short Term Money Market
  Group Fund at various times during the year .             46    3,247,783         N/A          3,247,783        N/A

Sales of Chase Short Term Money Market Group
  Fund at various times during the year .......            110    3,966,127   3,966,127          3,966,127         --

Sales of SEI Stable Asset Fund at various times
  during the year .............................             13    2,774,531   2,774,531          2,774,531         --

ADMINISTRATIVE ACCOUNT

Purchases of Chase Short Term Money Market
  Group Fund at various times during the year .             26    4,468,422         N/A          4,468,422        N/A

Sales of Chase Short Term Money Market Group
  Fund at various times during the year .......             27    4,590,167   4,590,167          4,590,167         --

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  June 25, 1998                   A.P.S., INC. PARTNERSHIP PLAN

                                       By: The Benefits Administration Committee
                                           of the A.P.S., Inc. Partnership Plan



                                       By: /s/ JOHN L. HENDRIX
                                               John L. Hendrix


                                           /s/ E. EUGENE LAUVER
                                               E. Eugene Lauver

                                INDEX TO EXHIBITS

                                                      LOCATION OF EXHIBIT
EXHIBIT                                                  IN SEQUENTIAL
NUMBER               DESCRIPTION OF DOCUMENT           NUMBERING SYSTEM
------               -----------------------           ----------------

 23.1            Consent of Independent Accountants